                                                                    Exhibit 99.1

                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)
                   (a joint stock limited company incorporated
                       in the People's Republic of China)
                                (Stock Code: 525)

                         ANNOUNCEMENT OF POLL RESULTS OF
           THE EXTRAORDINARY GENERAL MEETING HELD ON 27 DECEMBER 2007

          CONTINUING CONNECTED TRANSACTIONS AND REVISION OF ANNUAL CAP

The Company is pleased to announce that at the EGM of the Company held on 27 December 2007, all the proposed resolutions were duly passed by way of poll.

Reference is made to the notice (the "EGM Notice") of the Extraordinary General Meeting (the "EGM") of Guangshen Railway Company Limited (the "Company") dated 10 November 2007 and the circular of the Company dated 10 November 2007 (the "Circular"). Unless otherwise defined, terms used herein shall have the same meaning as defined in the EGM Notice and the Circular.


POLL RESULTS OF THE EGM

                                                                                 Number of votes and percentage
                                                                      --------------------------------------------------------
                            Ordinary Resolutions                              For             Against           Total
                                                                      ----------------     -------------   -------------------

1    To approve the proposed revision of the annual cap for the        9,300 A Shares      0 A Share       420,850,522 Shares
     financial year ending 31 December 2007 in relation to the         420,169,222         672,000
     continuing connected transactions under the comprehensive         H Shares            H Shares
     services agreement dated 15 November 2004 entered into between    (99.84%)            (0.16%)
     the Company and Guangzhou Railway Group Yang Cheng Railway
     Industrial Company (CHINESE CHARACTERS) from RMB
     260 million to RMB 389 million, and to authorise any one director of the Company to do all such further acts and things and execute all such further documents and take all such steps as he or she may consider necessary, desirable or expedient to implement and/or give effect to such revision.
------------------------------------------------------------------------------------------------------------------------------
2    To approve, confirm and ratify the comprehensive services         9,300 A Shares      0 A Share       420,844,522 Shares
     agreement dated 5 November 2007 entered into between the Company  420,198,872         636,350
     and Guangzhou Railway (Group) Company (CHINESE CHARACTERS)        H Shares            H Shares
     the "New GR Comprehensive Services Agreement"), the continuing    (99.85%)            (0.15%)
     connected transactions referred to therein,


                                                                                 Number of votes and percentage
                                                                      --------------------------------------------------------
                            Ordinary Resolutions                              For             Against           Total
                                                                      ----------------     -------------   -------------------

     together with the proposed annual caps in relation to the
     continuing  connected transactions for each of the three
     financial years ending 31 December 2010, and to authorise any one director of the Company to do all such further acts and things and execute all such further documents and take all such steps as he or she may consider necessary, desirable
     or expedient to implement and/or give effect to the terms
     of the New GR Comprehensive Services Agreement, the related continuing connected transactions and/or the annual caps.
------------------------------------------------------------------------------------------------------------------------------
3    To approve, confirm and ratify the conditional comprehensive      9,300 A Shares      0 A Share       420,799,022 Shares
     services agreement dated 5 November 2007 entered into between     420,159,622         630,100
     the Company and Guangzhou Railway Group Yang Cheng Railway        H Shares            H Shares
     Industrial Company (CHINESE CHARACTERS) (the "New YC              (99.85%)            (0.15%)
     Comprehensive Services Agreement"), the continuing connected transactions referred to therein, together with the proposed annual caps in relation to the continuing connected
     transactions for each of the three financial years ending
     things and execute all such further documents and take all such steps as he or she may consider  necessary, desirable or expedient to implement and/or give effect to the terms of the New YC Comprehensive Services Agreement, the related
     continuing connected transactions and/or the annual caps.
------------------------------------------------------------------------------------------------------------------------------
4    To approve, confirm and ratify the conditional comprehensive      9,300 A Shares      0 A Share       420,760,022 Shares
     services   agreement  dated  5  November  2007  entered           420,093,222         657,500
     into between the Company and Guangshen Railway Enterprise         H Shares            H Shares
     Development Company (CHINESE CHARACTERS) (the "New GS             (99.84%)            (0.16%)
     Comprehensive Services Agreement"), the continuing connected transactions referred to therein, together with the proposed annual caps in relation to the continuing connected
     transactions  for each of the three financial years ending
     31 December 2010, and to authorise any one director of the
     Company to do all such further acts and things and execute all such further documents and take all such steps as he or she may consider necessary, desirable or expedient to
     implement and/or give effect to the terms of the New GS
     Comprehensive Services Agreement, the related continuing
     connected transactions and/or the annual caps.
------------------------------------------------------------------------------------------------------------------------------

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

Hong Kong Registrars Limited, the Company's share registrar, was appointed as the scrutineer for the vote-taking.

As at the date of the EGM, the issued share capital of the Company was 7,083,537,000 Shares.

GR Group Company (being the holder of 2,904,250,000 A Shares) and its associates (as defined under the Listing Rules) had been abstained from voting on the resolutions at the EGM. The total number of Shares entitling the holders to attend and vote for or against the resolutions at the EGM was 4,179,287,000 and there were no Shares in respect of which their holders were entitled to attend and vote only against the resolutions at the EGM.



                                                  By Order of the Board of
                                             GUANGSHEN RAILWAY COMPANY LIMITED
                                                       GUO XIANGDONG
                                                     Company Secretary


Shenzhen, the PRC

27 December 2007

As at the date of this announcement, the Board comprises:

Executive Directors
He Yuhua
Yang Yiping
Yang Jinzhong


Non-executive Directors
Cao Jianguo
Wu Houhui
Wen Weiming


Independent Non-executive Directors
Chang Loong Cheong
Deborah Kong
Wilton Chau Chi Wai

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